EXHIBIT 12.1

RATIO OF EARNINGS TO FIXED CHARGES

	Six Months Ended June 30, 2013	Year Ended December 31, 2012	Year Ended December 31, 2011	Year Ended December 31, 2010	Year Ended December 31, 2009	Year Ended December 31, 2008
Earnings from continuing operations before fixed charges
Loss from continuing operations	$(279,844)	$(4,026,482)	$(5,569,788)	$(3,037,917)	$(4,817,713)	$(2,395,709)
Equity (income) loss from less than fifty percent owned affiliates	(557,116)	(172,172)	60,094	(16,931)	249,367	(48,496)
Fixed charges	5,013,191	12,382,146	10,821,815	10,030,517	9,932,426	8,413,513
Amortization of capitalized interest	38,900	77,799	77,799	77,799	71,836	24,509
Distributed income from less than fifty percent owned affiliates	750,000	500,000	437,500	238,386	318,521	149,317
Capitalized interest	—	—	—	—	(270,555)	(1,602,053)

Earnings from continuing operations before fixed charges	$4,965,131	$8,761,291	$5,827,420	$7,291,851	$5,483,882	$4,541,081

Fixed charges
Interest expense	$5,013,191	$12,382,146	$10,821,815	$10,030,517	$9,661,871	$6,811,460
Capitalized interest	—	—	—	—	270,555	1,602,053

Fixed charges	5,013,191	12,382,146	10,821,815	10,030,517	9,932,426	8,413,513

Ratio of earnings to fixed charges	0.99	0.71	0.54	0.73	0.55	0.54

Deficiency	$48,060	$3,620,855	$4,994,395	$2,738,663	$4,448,544	$3,872,432